FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated July 31, 2006 regarding consolidated financial results for the first quarter of fiscal 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd. (Registrant)

Date: August 24, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results

for the First Quarter of Fiscal 2006

Tokyo, July 31, 2006 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the first quarter of fiscal 2006, ended June 30, 2006.

Notes:	1.	All figures, except for the outlook for the first half of fiscal 2006, were converted at the rate of 115 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2006.

	2.	Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

Business Results

(1) Summary of Fiscal 2006 First Quarter Consolidated Business Results

	Three months ended June 30, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	2,247.0	10%	19,539
Operating income	17.1	—	149
Income before income taxes and minority interests	11.9	146%	104
Loss before minority interests	(5.6)	—	(49)
Net loss	(22.0)	—	(192)

During the first quarter, the U.S. economy remained firm, supported by healthy consumer spending due to favorable job and wage environments, and continued strength in capital investments. This was despite the impact of surging prices for crude oil and other raw materials. Asian economies grew strongly due to a high growth rate in China and other factors. European economies staged a solid recovery. As a whole, therefore, the world economy was steady during the first quarter.

In Japan, economic conditions were firm as improving corporate earnings and a stronger job and wage environment, as well as other factors, fueled growth in plant and equipment investment and consumer spending.

Under these circumstances during the first quarter, Hitachi strengthened its social and industrial infrastructure business by transferring parts of its Industrial Systems Group to Hitachi Plant Engineering & Construction Co., Ltd. At the same time, Hitachi Kiden Kogyo, Ltd. and Hitachi Industries Co., Ltd. were merged into Hitachi Plant Engineering & Construction to form Hitachi Plant Technologies, Ltd. Furthermore, Hitachi Air Conditioning Systems Co., Ltd. and Hitachi Home & Life Solutions, Inc. were merged to form Hitachi Appliances, Inc., thereby strengthening the air conditioning and home appliance business.

Hitachi’s consolidated revenues rose 10%, to 2,247.0 billion yen. Revenues were higher year on year in the Information & Telecommunication Systems segment on growth in sales of storage products; the Digital Media & Consumer Products segment due to growth in sales of flat-panel TVs and other factors; and the High Functional Materials & Components segment, mainly from growth in sales of components and materials for the electronics-related field.

Operating income rose 15.8 billion yen, to 17.1 billion yen. Earnings improved in the Information & Telecommunication Systems, the Electronic Devices, Power & Industrial Systems and High Functional Materials & Components segments mainly by expanding each business and promoting cost reductions.

Due to foreign currency exchange gain and loss and other factors, other income declined 33%, to 9.1 billion yen and other deductions increased 42%, to 14.3 billion yen.

As a result, Hitachi recorded income before income taxes and minority interests of 11.9 billion yen, up 146% year on year. After income taxes of 17.5 billion yen, Hitachi posted a loss before minority interests of 5.6 billion yen. Hitachi also posted a net loss of 22.0 billion yen, 2.0 billion yen less than a year earlier.

(2) Revenues and Operating Income (Loss) by Segment

Results by segment were as follows.

[Information & Telecommunication Systems]

	Three months ended June 30, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	501.8	11%	4,364
Operating loss	(6.5)	—	(57)

Information & Telecommunication Systems revenues rose 11%, to 501.8 billion yen. Software and services revenues were higher than the corresponding quarter of the previous fiscal year due to firm growth in software sales and strong sales in services, particularly in the outsourcing business. Hardware revenues also rose on growth in storage products.

The segment posted an operating loss of 6.5 billion yen, an improvement of 16.6 billion yen from the same term of the previous year. Earnings improved in software and services year on year, mainly reflecting improved project management in services. Furthermore, hardware earnings were much improved year on year due to a narrower loss in hard disk drive (HDD) operations, strong sales in disk array subsystems, and other factors.

Note: HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the first quarter of fiscal 2006 include operating results of Hitachi GST for the period from January through March 2006.

[Electronic Devices]

	Three months ended June 30, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	303.9	11%	2,643
Operating income	9.8	108%	86

Electronic Devices revenues increased 11%, to 303.9 billion yen. This was mainly due to higher sales at Hitachi High-Technologies Corporation and growth in sales of small and medium-sized LCDs in the display business.

Operating income climbed 108%, to 9.8 billion yen, mainly due to improved earnings in the display business.

[Power & Industrial Systems]

	Three months ended June 30, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	603.4	3%	5,248
Operating income	10.9	21%	96

Power & Industrial Systems revenues rose 3%, to 603.4 billion yen, mainly due to increased sales at Hitachi Construction Machinery Co., Ltd. and other factors, despite the effect of merging Hitachi Air Conditioning Systems Co., Ltd. and Hitachi Home & Life Solutions, Inc. in April 2006.

The segment posted 21% increase in operating income, to 10.9 billion yen due to strong earnings at Hitachi Construction Machinery and other factors.

Note:	On April 1, 2006, Hitachi Air Conditioning Systems Co., Ltd. (Power & Industrial Systems segment) and Hitachi Home & Life Solutions, Inc. (Digital Media & Consumer Products segment) were merged to form Hitachi Appliances, Inc. The new company belongs to the Digital Media & Consumer Products segment.

[Digital Media & Consumer Products]

	Three months ended June 30, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	370.8	25%	3,225
Operating loss	(16.1)	—	(140)

Digital Media & Consumer Products segment revenues climbed 25%, to 370.8 billion yen, mainly due to strong sales growth in plasma and other flat-panel TVs and the effect of the formation of Hitachi Appliances, Inc. by merging Hitachi Air Conditioning Systems Co., Ltd. and Hitachi Home & Life Solutions, Inc. in April this year.

However, the segment posted an operating loss of 16.1 billion yen, 7.9 billion yen more than a year earlier. This wider loss reflected increased investments for marketing digital media products such as plasma TVs, as well as the impact of falling prices for home appliances, among other factors.

[High Functional Materials & Components]

	Three months ended June 30, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	420.0	14%	3,652
Operating income	28.3	27%	246

Segment revenues rose 14%, to 420.0 billion yen on the back of strong sales at Hitachi Chemical Co., Ltd. and Hitachi Metals, Ltd., principally of components and materials in the electronics-related field. Hitachi Cable, Ltd. also recorded sales growth.

Operating income climbed 27%, to 28.3 billion yen, mainly due to higher sales and the benefits of cost-cutting.

[Logistics, Services & Others]

	Three months ended June 30, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	304.3	12%	2,646
Operating income	1.1	(29)%	10

Segment revenues rose 12%, to 304.3 billion yen on healthy growth in sales at Hitachi Transport System, Ltd., mostly in the third-party logistics solutions business, and sales growth at overseas general trading companies.

The segment posted operating income of 1.1 billion yen, 29% down year on year, mainly due to lower earnings at domestic services companies.

[Financial Services]

	Three months ended June 30, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	123.1	(4)%	1,071
Operating income	5.8	(6)%	50

Revenues declined 4%, to 123.1 billion yen due to flat revenues at Hitachi Capital Corporation.

Segment operating income declined 6%, to 5.8 billion yen.

(3) Revenues by Market

	Three months ended June 30, 2006
	Billions of Yen	Year-over-year % change	Millions of U.S. dollars
Japan	1,265.8	2%	11,008

Overseas	981.1	21%	8,532
Asia	430.1	23%	3,740
North America	274.3	24%	2,385
Europe	196.4	14%	1,708
Other Areas	80.2	20%	698

Revenues in Japan were 1,265.8 billion yen, 2% higher than in the first quarter of the previous fiscal year.

Overseas revenues rose 21%, to 981.1 billion yen, due to year-on-year growth in sales in Europe, in addition to steep growth in revenues in Asia, particularly in China, and North America.

As a result, the ratio of overseas revenues to consolidated revenues rose 4 percentage points year on year to 44%.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, rose 31%, to 102.8 billion yen, mainly due to investments in HDDs, plasma display panels, automotive-related parts and other products. Depreciation, excluding leasing assets, increased 5%, to 85.7 billion yen. R&D expenditures, which are primarily used to strengthen frontier and basic research, and upgrade development capabilities in HDDs, automotive-, displays- and digital media-related fields, increased 3%, to 95.7 billion yen, and corresponded to 4.3% of revenues.

Financial Position

(1) Financial Position

	As of June 30, 2006
	Billions of yen	Change from March 31, 2006	Millions of U.S. dollars
Total assets	9,984.0	(37.1)	86,818
Total liabilities	6,495.2	18.6	56,481
Interest-bearing debt	2,529.9	110.9	22,000
Minority interests	1,033.6	(3.1)	8,988
Stockholders’ equity	2,455.1	(52.6)	21,349

Stockholders’ equity ratio	24.6%	0.4 point deterioration	—
D/E ratio (including minority interests)	0.73 times	0.05 point deterioration	—

Total assets as of June 30, 2006 were 9,984.0 billion yen, largely the same as at March 31, 2006. Interest-bearing debt increased 110.9 billion yen, to 2,529.9 billion yen as of June 30, 2006. Stockholders’ equity decreased 52.6 billion yen, to 2,455.1 billion yen caused by the net loss in the first quarter. As a result of these changes, the stockholders’ equity ratio declined by 0.4 of a percentage point to 24.6%. The debt-to-equity ratio (including minority interests) deteriorated 0.05 of a point to 0.73 times due to the decrease in stockholders’ equity and increase in interest-bearing debt.

(2) Cash Flows

	Three months ended June 30, 2006
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Cash flows from operating activities	(39.8)	15.8	(347)
Cash flows from investing activities	(191.3)	(73.0)	(1,664)

Free cash flows	(231.2)	(57.2)	(2,011)

Cash flows from financing activities	63.6	(6.0)	553

Operating activities used net cash of 39.8 billion yen, 15.8 billion yen less than in the first quarter of the previous fiscal year.

Investing activities used net cash of 191.3 billion yen, 73.0 billion yen more than the first quarter of the previous fiscal year. This was mainly due to an increase in capital investment, particularly in businesses targeted for growth.

Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of 231.2 billion yen, 57.2 billion yen more than the first quarter of the previous fiscal year.

Financing activities provided net cash of 63.6 billion yen, 6.0 billion yen less than the first quarter of the previous fiscal year.

The net result of the above items was a 169.5 billion yen decrease in cash and cash equivalents to 488.6 billion yen.

Outlook for the First Half of Fiscal 2006

The first half of fiscal 2006 ending September 30, 2006

	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	4,590.0	4%	41,727
Operating income	50.0	(36)%	455
Income before income taxes and minority interests	60.0	(27)%	545
Income before minority interests	20.0	(6)%	182
Net loss	(10.0)	—	(91)

Regarding the outlook for the global economy, the Hitachi Group expects the U.S. to experience a gentle economic slowdown, owing to weaker growth in housing investment and consumer spending due to the effect of interest rate rises thus far. Although Asian economies are expected to remain strong, supported by domestic demand in China, there are concerns of a deceleration in the pace of economic recovery in Europe due to the slowdown of the U.S. economy.

Overall, therefore, the global economy is expected to experience a slight slowdown in the second half of fiscal 2006.

The forecast for the Japanese economy is for strong growth due to growth in plant and equipment investment as corporate earnings rise and to increasing consumer spending in an improving job environment. However, economic growth is expected to moderate in the second half of fiscal 2006, due to lower growth in corporate earnings, primarily resulting from a global economic slowdown centered on the U.S. and persistently high prices for crude oil and other raw materials.

Based on this outlook, the Hitachi Group is forecasting the operating results shown above for the first half of fiscal 2006, the same as those announced with fiscal 2005 consolidated financial results on April 27, 2006.

Hitachi is pushing forward with business reforms targeting future business development. For example, Hitachi decided to reorganize the network systems related subsidiaries in October this year. In another move, Hitachi will establish the post of Chief Executive for Asia in August with the aim of expanding business in the Asia region.

Furthermore, Hitachi will continue efforts to create new businesses and strengthen targeted businesses by maximizing Hitachi’s internal resources, such as R&D and marketing capabilities, personnel, and its funding system. Also, Hitachi is leveraging group-wide synergies to reduce procurement costs, business expenses, IT operational costs and other costs by standardizing and integrating business operations. Hitachi is implementing business restructuring measures to build a high-earnings framework, and reinforce its financial position.

Regarding the HDD, flat-panel TV and LCD businesses, where there are issues concerning profitability, Hitachi is taking wide-ranging countermeasures to quickly improve its development capabilities, cost competitiveness, marketing activities and other areas of its operations. Furthermore, Hitachi will work to become more competitive on a consolidated basis and to establish a more powerful earnings base by driving forward structural reforms that target future business development, such as efforts to expand overseas business.

Projections assume exchange rates of 110 yen to the U.S. dollar and 140 yen to the euro for the second quarter of fiscal 2006.

Since June 2006, damage has been discovered to Hitachi-manufactured steam turbines installed at Hamaoka Nuclear Power Station No. 5, operated by Chubu Electric Power Co., Inc., and Unit 2 of Shika Nuclear Power Station, operated by Hokuriku Electric Power Company. Hitachi is currently focusing all its efforts on ascertaining the cause of and then repairing the damaged parts.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	possibility of incurring expenses resulting from any defects in products or services of Hitachi;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

HITACHI, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED JUNE 30, 2006

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 115 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of June 30, 2006.

SUMMARY

In millions of yen and U.S. dollars, except Net income (loss) per share (6) and Net income (loss) per American Depositary Share (7).

	Three months ended June 30
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2006 (A)	2005 (B)		2006
1. Revenues	2,247,003	2,048,745	110	19,539
2. Operating income	17,135	1,289	—	149
3. Income before income taxes and minority interests	11,950	4,851	246	104
4. Income (loss) before minority interests	(5,639)	(12,809)	—	(49)
5. Net income (loss)	(22,044)	(24,081)	—	(192)
6. Net income (loss) per share
Basic	(6.61)	(7.23)	—	(0.06)
Diluted	(6.62)	(7.23)	—	(0.06)
7. Net income (loss) per ADS (representing 10 shares)
Basic	(66)	(72)	—	(0.57)
Diluted	(66)	(72)	—	(0.57)

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S. GAAP.
	2.	Segment Information and operating income are presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.	The figures are for 884 consolidated subsidiaries, including Variable Interest Entities, and 162 equity-method affiliates.
	4.	Consolidated quarterly figures are unaudited.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three months ended June 30
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2006 (A)	2005 (B)		2006
Revenues	2,247,003	2,048,745	110	19,539
Cost of sales	1,762,843	1,606,261	110	15,329
Selling, general and administrative expenses	467,025	441,195	106	4,061
Operating income	17,135	1,289	—	149
Other income	9,189	13,686	67	80
(Interest and dividends)	7,808	6,954	112	68
(Other)	1,381	6,732	21	12
Other deductions	14,374	10,124	142	125
(Interest charges)	8,233	7,608	108	72
(Other)	6,141	2,516	244	53
Income before income taxes and minority interests	11,950	4,851	246	104
Income taxes	17,589	17,660	100	153
Income (loss) before minority interests	(5,639)	(12,809)	—	(49)
Minority interests	16,405	11,272	146	143
Net income (loss)	(22,044)	(24,081)	—	(192)

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	YEN (millions)		(A)-(B)	U.S. DOLLARS (millions)
	As of June 30, 2006 (A)	As of March 31, 2006 (B)		As of June 30, 2006

Assets	9,984,067	10,021,195	(37,128)	86,818

Current assets	5,480,988	5,512,805	(31,817)	47,661
Cash and cash equivalents	488,682	658,255	(169,573)	4,249
Short-term investments	163,939	162,756	1,183	1,426
Trade receivables (Notes and Accounts)	2,273,277	2,430,681	(157,404)	19,768
Investments in leases	482,134	451,757	30,377	4,192
Inventories	1,466,553	1,262,308	204,245	12,753
Other current assets	606,403	547,048	59,355	5,273

Investments and advances	1,025,834	1,029,673	(3,839)	8,920

Property, plant and equipment	2,472,989	2,460,186	12,803	21,504

Other assets	1,004,256	1,018,531	(14,275)	8,733

Liabilities and Stockholders’ equity	9,984,067	10,021,195	(37,128)	86,818

Current liabilities	4,147,516	4,121,451	26,065	36,065
Short-term debt and current portion of long-term debt	1,101,628	1,000,555	101,073	9,579
Trade payables (Notes and Accounts)	1,449,073	1,484,966	(35,893)	12,601
Other current liabilities	1,596,815	1,635,930	(39,115)	13,885

Noncurrent liabilities	2,347,777	2,355,164	(7,387)	20,415
Long-term debt	1,428,318	1,418,489	9,829	12,420
Other liabilities	919,459	936,675	(17,216)	7,995

Minority interests	1,033,643	1,036,807	(3,164)	8,988

Stockholders’ equity	2,455,131	2,507,773	(52,642)	21,349
Common stock	282,033	282,033	0	2,452
Capital surplus	565,531	561,484	4,047	4,918
Legal reserve and retained earnings	1,737,391	1,778,203	(40,812)	15,108
Accumulated other comprehensive loss	(110,800)	(95,997)	(14,803)	(963)
(Foreign currency translation adjustments)	(46,634)	(43,426)	(3,208)	(406)
(Minimum pension liability adjustments)	(146,161)	(145,903)	(258)	(1,271)
(Net unrealized holding gain on available-for-sale securities)	81,420	92,626	(11,206)	708
(Cash flow hedges)	575	706	(131)	5
Treasury stock	(19,024)	(17,950)	(1,074)	(165)

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended June 30
	YEN (millions)		U.S. DOLLARS (millions)
	2006	2005	2006
Cash flows from operating activities
Net income (loss)	(22,044)	(24,081)	(192)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation	119,275	111,522	1,037
Decrease in receivables and inventories	17,362	33,998	151
Decrease in payables	(26,057)	(93,889)	(227)
Other	(128,408)	(83,275)	(1,117)

Net cash used in operating activities	(39,872)	(55,725)	(347)
Cash flows from investing activities
Increase in short-term investments	(1,479)	(32,261)	(13)
Purchase of rental assets and other properties, net	(206,738)	(173,239)	(1,798)
Proceeds from sale of investments and subsidiaries’ common stock, net	(22,744)	44,450	(198)
Collection of investments in leases	68,999	92,451	600
Other	(29,423)	(49,732)	(256)

Net cash used in investing activities	(191,385)	(118,331)	(1,664)
Cash flows from financing activities
Increase in interest-bearing debt	97,530	98,768	848
Dividends paid to stockholders	(18,325)	(18,335)	(159)
Dividends paid to minority stockholders of subsidiaries	(9,702)	(8,019)	(84)
Other	(5,884)	(2,718)	(51)

Net cash provided by financing activities	63,619	69,696	553
Effect of exchange rate changes on cash and cash equivalents	(1,935)	5,333	(17)

Net decrease in cash and cash equivalents	(169,573)	(99,027)	(1,475)
Cash and cash equivalents at beginning of the period	658,255	708,715	5,724

Cash and cash equivalents at end of the period	488,682	609,688	4,249

SEGMENT INFORMATION (UNAUDITED)

(1) INDUSTRY SEGMENTS

	Three months ended June 30
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)

	2006 (A)	2005 (B)		2006
Revenues

Information & Telecommunication Systems	501,882	452,996	111	4,364
	19%	19%
Electronic Devices	303,937	273,326	111	2,643
	11%	12%
Power & Industrial Systems	603,476	587,935	103	5,248
	23%	25%
Digital Media & Consumer Products	370,843	297,236	125	3,225
	14%	13%
High Functional Materials & Components	420,024	368,313	114	3,652
	16%	15%
Logistics, Services & Others	304,347	271,351	112	2,646
	12%	11%
Financial Services	123,157	127,759	96	1,071
	5%	5%
Subtotal	2,627,666	2,378,916	110	22,849
	100%	100%
Eliminations & Corporate items	(380,663)	(330,171)	—	(3,310)

Total	2,247,003	2,048,745	110	19,539

Operating income (loss)

Information & Telecommunication Systems	(6,542)	(23,173)	—	(57)
	(20)%	(184)%
Electronic Devices	9,896	4,757	208	86
	30%	38%
Power & Industrial Systems	10,992	9,081	121	96
	33%	72%
Digital Media & Consumer Products	(16,101)	(8,189)	—	(140)
	(48)%	(65)%
High Functional Materials & Components	28,301	22,289	127	246
	84%	177%
Logistics, Services & Others	1,175	1,653	71	10
	4%	13%
Financial Services	5,803	6,152	94	50
	17%	49%
Subtotal	33,524	12,570	267	292
	100%	100%
Eliminations & Corporate items	(16,389)	(11,281)	—	(143)

Total	17,135	1,289	—	149

Note: Revenues by industry segment include intersegment transactions.

(2) REVENUES BY MARKET

	Three months ended June 30
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)

	2006 (A)	2005 (B)		2006
Japan	1,265,880	1,239,202	102	11,008
	56%	60%
Asia	430,137	349,846	123	3,740
	19%	17%
North America	274,325	220,558	124	2,385
	12%	11%
Europe	196,424	172,209	114	1,708
	9%	9%
Other Areas	80,237	66,930	120	698
	4%	3%
Outside Japan	981,123	809,543	121	8,532
	44%	40%

Total	2,247,003	2,048,745	110	19,539
	100%	100%

# # #

July 31, 2006

Hitachi, Ltd.

Supplementary Information

for the First Quarter ended June 30, 2006

(Consolidated Basis)

1. Summary

	(Billions of Yen)
	Three months ended June 30
	2005		2006
	(A)	(A)/ FY2004	(B)	(B)/(A)
Average exchange rate (Yen / U.S.$)	108	—	114	—
Capital investment (Completion basis)	217.4	96%	243.1	112%
Leasing assets	138.7	91%	140.3	101%
Other	78.6	109%	102.8	131%
Depreciation	111.5	107%	119.2	107%
Leasing assets	29.8	117%	33.5	113%
Other	81.7	104%	85.7	105%
R&D expenditure	93.0	107%	95.7	103%
Percentage of revenues	4.5%	—	4.3%	—

	As of March 31, 2006	As of June 30, 2006
Stockholders’ equity per share (Yen)	752.91	736.67
Cash & cash equivalents, Short-term investments (Billions of Yen)	821.0	652.6
Interest-bearing debt (Billions of Yen)	2,419.0	2,529.9
Number of employees	355,879	365,834
Japan	242,659	247,257
Overseas	113,220	118,577
Number of consolidated subsidiaries	932	884
Japan	476	431
Overseas	456	453

2. Overseas Revenues by Industry Segment

	(Billions of Yen)
	Three months ended June 30
	2005		2006
	(A)	(A)/ FY2004	(B)	(B)/(A)
Information & Telecommunication Systems	166.0	99%	203.8	123%
Electronic Devices	103.5	75%	110.9	107%
Power & Industrial Systems	203.1	128%	246.8	122%
Digital Media & Consumer Products	128.6	100%	152.1	118%
High Functional Materials & Components	114.4	105%	141.0	123%
Logistics, Services & Others	82.5	85%	113.3	137%
Financial Services	11.1	113%	12.8	115%
Total	809.5	100%	981.1	121%

# # #

July 31, 2006

Hitachi, Ltd.

SUPPLEMENTARY INFORMATION ON INFORMATION &

TELECOMMUNICATION SYSTEMS, DISPLAYS AND DIGITAL MEDIA

Note: *1.	Segment information and operating income are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Information & Telecommunication Systems *2

(1) REVENUES AND OPERATING LOSS *3

	(billions of yen)

	Three months ended June 30
	2005		2006
	(A)	(A) / FY 2004	(B)	(B) /(A)
Revenues	452.9	94%	501.8	111%
Software & Services	190.4	102%	219.1	115%
Software	34.4	95%	35.6	103%
Services	156.0	104%	183.5	118%
Hardware	262.5	89%	282.7	108%
Storage *4	152.9	100%	177.5	116%
Servers *5	16.4	80%	17.4	106%
PCs *6	23.9	80%	14.2	59%
Telecommunication	31.2	89%	27.9	89%
Others	38.1	69%	45.7	120%
Operating loss	(23.1)	—	(6.5)	—

Notes:	*2.	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended June 30, 2006 include the operating results of Hitachi GST for the three months ended March 31, 2006.
	*3.	Figures for each product exclude intersegment transactions.
	*4.	Figures for Storage include disk array subsystems, hard disk drives, etc.
	*5.	Figures for Servers include general-purpose computers, UNIX servers, etc.
	*6.	Figures for PCs include PC servers, client PCs (only commercial use from FY2006), etc.

(2) SAN/NAS STORAGE SOLUTIONS

	(billions of yen)

	Three months ended June 30
	2005		2006
	(A)	(A) /FY 2004	(B)	(B) /(A)
Revenues	63.0	102%	77.0	122%

(3) HARD DISK DRIVES *7 *8

		(The upper rows show comparisons to the previous year)

		Fiscal 2005			Fiscal 2006
Period recorded for consolidated accounting purposes Shipment Period		1st half			1st half
		1st quarter	2nd quarter		1st quarter	2nd quarter
		Jan. 2005 to Mar. 2005	Apr. 2005 to Jun. 2005	Jan. 2005 to Jun. 2005	Jan. 2006 to Mar. 2006	Apr. 2006 to Jun. 2006	Jan. 2006 to Jun. 2006
Revenues	Yen (billions of yen)	98%	108%	103%	118%	108%	113%
		110.8	112.4	223.2	130.6	121.7	252.3
	U.S. dollar (millions of dollar)	100%	110%	105%	106%	103%	104%
		1,053	1,037	2,090	1,115	1,068	2,183
Operating loss	Yen (billions of yen)	—	—	—	—	—	—
		(11.5)	(12.9)	(24.4)	(5.4)	(12.9)	(18.4)
	U.S. dollar (millions of dollar)	—	—	—	—	—	—
		(109)	(120)	(229)	(46)	(112)	(159)
Shipments (thousand units) *9		122%	145%	133%	110%	107%	108%
		13,400	13,900	27,300	14,700	14,800	29,600
Consumer and Commercial	1.8/2.5inch *10	100%	110%	105%	133%	119%	126%
		6,300	6,500	12,800	8,400	7,700	16,100
	3.5inch *11	124%	191%	150%	119%	133%	126%
		4,300	4,200	8,600	5,100	5,700	10,800
Servers *12		78%	66%	72%	128%	149%	138%
		700	700	1,400	900	1,000	1,900
Emerging *13		842%	551%	654%	17%	18%	18%
		2,080	2,500	4,580	350	450	810

Notes:	*7.	Figures include intersegment transactions.
	*8.	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.
	*9.	Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.
	*10.	Consumer electronics applications (1.8inch), note-PCs (2.5inch), etc.
	*11.	Desktop-PCs, consumer electronics applications (3.5inch), etc.
	*12.	Disk array subsystems, servers (3.5inch), etc.
	*13.	Hand held devices (1inch), automotive (2.5inch), etc.

2. Displays

(1) REVENUES AND OPERATING LOSS

	(billions of yen)

	Three months ended June 30
	2005		2006
	(A)	(A) / FY2004	(B)	(B) /(A)
Revenues	47.3	72%	48.3	102%
Operating loss	(4.9)	—	(3.8)	—

(2) LCD REVENUES

	(billions of yen)

	Three months ended June 30
	2005		2006
	(A)	(A) / FY2004	(B)	(B) /(A)
Revenues	40.0	67%	40.0	100%
Large-size LCDs	15.0	55%
Small and medium-size LCDs	25.0	77%

3. Digital Media

SHIPMENTS OF MAIN PRODUCTS *14

	(thousand units)

	Three months ended June 30
	2005		2006
	(A)	(A) / FY2004	(B)	(B) /(A)
Optical Disk Drives *15	18,000	113%	18,000	100%
Plasma TVs *16	80	100%	160	200%
LCD TVs	40	200%	100	250%

Notes:	*14.	Shipment less than 10,000 units have been rounded, with the exception of Optical Disk Drives, where shipment less than 100,000 units have been rounded.
	*15.	The Optical Disk Drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended June 30, 2006 include the operating results of HLDS for the three months ended March 31, 2006.
	*16.	The sum of plasma TV and plasma monitor shipments.

# # #